UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

     RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                            REGENCY AFFILIATES, INC.
                                (Name of Issuer)

                            Regency Affiliates, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    758847107
                                    ---------
                      (CUSIP Number of Class of Securities)

                            Regency Affiliates, Inc.
                           610 N.E. Jensen Beach Blvd.
                             Jensen Beach, FL 34957
                           Attention: Laurence S. Levy
                                 (772) 334-8181
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                 With a copy to:

                                Todd J. Emmerman
                           Katten Muchin Rosenman LLP
                               575 Madison Avenue
                               New York, NY 10022
                                 (212) 940-8873

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This statement is filed in connection with (check the appropriate box):

a.    X     The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2),
            Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule
            13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934
            (the "Act").

b. The filing of a registration statement under the Securities Act of 1933.

c.          A tender offer.

d.          None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: x

Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

Transaction Valuation*                                    Amount of Filing Fee**
       $139,828                                                    $28.0

* Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 21,512 shares of common stock of the subject company at $6.50 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b), as amended, by multiplying the transaction value of $139,828 by one-fiftieth of one percent.

Check the box if any part of the fee is offset as provided by ss.240.1-11(1)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:   Filing Party:

Form or Registration No.: Date Filed:


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

                                EXPLANATORY NOTE

      This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Proxy Statement"). The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 (this "Schedule") shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet .

      The section entitled "Summary Term Sheet" set forth in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

      (a) Name and Address. The name of the subject company is Regency Affiliates, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 610 N.E. Jensen Beach Blvd., Jensen Beach, FL 34957. The Company's telephone number is (772) 334-8181.

      (b) Securities. The subject class of equity securities to which this Schedule relates is the Company's common stock, par value $.01 per share (the "Common Stock"), of which 3,113,412 shares were outstanding as of December 12, 2005.

      (c) Trading, Market and Prices. The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters - Market Prices of the Common Stock" is incorporated herein by reference.

      (d) Dividends. The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters - Dividend Policy" is incorporated herein by reference.

      (e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule.

      (f) Prior Stock Purchases. The information set forth in the proxy statement under "Market for Common Stock and Related Stockholder Matters - Regency Repurchases of Securities" and "Market for Common Stock and Related Stockholder Matters - Stock Purchases by Affiliates" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

      (a) Name and Address, (b) Business and Background of Entities and (c) Business and Background of Natural Persons. The filing person is:

Regency Affiliates, Inc.
610 N.E. Jensen Beach Blvd.
Jensen Beach, FL 34957
(772) 334-8181

      Information regarding the directors and executive officers of Regency and information regarding Royalty Management, Inc. and Royalty Holdings LLC, the beneficial owners of a majority of Regency's common stock, is set forth in the Proxy Statement under "Management of Regency - Directors"; "Management of Regency - Executive Officers Who Are Not Directors" and "Security Ownership of Certain Beneficial Owners' and is incorporated herein by reference ".


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

Item 4. Terms of the Transaction.

      (a) Material Terms. The information set forth in the Proxy Statement under "Summary Term Sheet," "The Proposed Amendment," "The Special Meeting --Vote Required," "Special Factors--Purpose of and Reasons for the Transaction," "Special Factors--Background of the Transaction - Board and Independent Director Deliberations"; "Special Factors--Anticipated Accounting Treatment" and "Special Factors--U.S. Federal Income Tax Consequences" is incorporated herein by reference.

      (c) Different Terms. The information set forth in the Proxy Statement under "Special Factors - Certain Effects of the Transaction" is incorporated herein by reference.

      (d) Appraisal Rights. The information set forth in the Proxy Statement under "Special Factors - No Appraisal or Dissenters' Rights; Escheat Laws" is incorporated herein by reference.

      (e) Provisions for Unaffiliated Security Holders. The Company does not intend to grant unaffiliated stockholders access to the Company's corporate files in connection with the transaction. The Company does not intend to obtain counsel or appraisal services for unaffiliated stockholders at the expense of the Company.

      (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

      (a) Transactions. The information set forth in the Proxy Statement under "Certain Relationships and Related Transactions" is incorporated herein by reference.

      (b) Significant Corporate Events. The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

      (c) Negotiations or Contacts. The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners" and "Certain Relationships and Related Transactions" is incorporated herein by reference.

      (e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under "Summary Term Sheet - Conflicts of Interest of Directors and Executive Officers and Affiliates" and "Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (b) Use of Securities Acquired. The information set forth in the Proxy Statement under "The Proposed Amendment - Exchange of Certificates" is incorporated herein by reference.

      (c) Plans. The information set forth in the Proxy Statement under "Summary Term Sheet- Purpose of and Reasons for the Transaction," "Summary Term Sheet - Benefits of the Transaction," "Summary Term Sheet - Disadvantages of the Transaction," "Summary Term Sheet - Effects of the Transaction," "Special Factors - Purpose of and Reasons for the Transaction," "Special Factors -


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

Benefits of the Transaction," "Special Factors - Disadvantages of the Transaction," "Special Factors - Certain Effects of the Transaction," "Special Factors - Conduct of Regency's Business after the Transaction," and "Market for Common Stock and Related Stockholder Matters - Dividend Policy" is incorporated herein by reference.

      Item 7. Purposes, Alternatives, Reasons and Effects.

      (a) Purposes. The information set forth in the Proxy Statement under "Summary Term Sheet - Purpose of and Reasons for the Transaction," "Special Factors - Purpose of and Reasons for the Transaction," and "Special Factors--Background of the Transaction - Board and Independent Director Deliberations" is incorporated herein by reference.

      (b) Alternatives. The information set forth in the Proxy Statement under "Summary Term Sheet - Alternatives Considered" and "Special Factors - Alternatives Considered" is incorporated herein by reference.

      (c) Reasons. The information set forth in the Proxy Statement under "Summary Term Sheet - Purpose of and Reasons for the Transaction" and "Special Factors--Purpose of and Reasons for the Transaction" is incorporated herein by reference.

      (d) Effects. The following information is incorporated by reference to the Proxy Statement: "Summary Term Sheet -- The Transaction," "Summary Term Sheet - Purpose of and Reasons for the Transaction," "Summary Term Sheet - Disadvantages of the Transaction," "Summary Term Sheet - Benefits of the Transaction," Summary Term Sheet - The Transaction," "Summary Term Sheet - U.S. Federal Income Tax Consequences," "Special Factors - Purpose of and Reasons for the Transaction," "Special Factors - Benefits of the Transaction," "Special Factors - Disadvantages of the Transaction," "Special Factors - Certain Effects of the Transaction," and "Special Factors - U.S. Federal Income Tax Consequences."

Item 8. Fairness of the Transaction.

      (a) Fairness. The information set forth in the Proxy Statement under "Summary Term Sheet - Fairness of the Transaction," "The Special Meeting - Recommendation of the Board of Directors" and "Special Factors - Fairness of the Transaction," and "Special Factors - Recommendation of the Board" is incorporated herein by reference.

      (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under "Summary Term Sheet - Fairness of the Transaction" and "Special Factors -- Fairness of the Transaction" is incorporated herein by reference.

      (c) Approval of Security Holders. The information set forth in the Proxy Statement under "Special Factors - Fairness of the Transaction" is incorporated herein by reference.

      (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under "Special Factors - Fairness of the Transaction" is incorporated herein by reference.

      (e) Approval of Directors. The information set forth in the Proxy Statement under "The Special Meeting- Recommendation of the Board of Directors" is incorporated herein by reference.

      (f) Other Offers. None.


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

Item 9. Reports, Opinions, Appraisals and Negotiations.

      (a) Report, Opinion or Appraisals and (b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under "Summary Term Sheet - Fairness Opinion of Sanders Morris Harris Inc." and "Special Factors - Opinion and Report of Sanders Morris Harris Inc." is incorporated herein by reference.

      (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under "Summary Term Sheet - Fairness Opinion of Sanders Morris Harris Inc.," "Special Factors - Background of the Transaction - Board and Independent Director Deliberations," and "Special Factors - Opinion and Report of Sanders Morris Harris Inc." is incorporated herein by reference.

      (c) Availability of Documents. The full text of the fairness opinion of Sanders Morris Harris Inc., dated October 14, 2005, is attached as Appendix C to the Proxy Statement. The full text of the report delivered by Sanders Morris Harris to the Board is attached hereto as exhibit (c)(2). The fairness opinion and report of Sanders Morris Harris Inc. are also available for inspection and copying at the Company's principal executive offices, 610 N.E. Jensen Beach Blvd., Jensen Beach, Florida 34957 during its regular business hours by any interested equity security holder of the subject company or representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

      (a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under "Summary Term Sheet -- Source of Funds; Financing of the Transaction" and "Special Factors--Source of Funds and Financing of the Transaction" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

      (a) Securities Ownership. The information set forth in the Proxy Statement under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers" is incorporated herein by reference

      (b) Securities Transactions. The information set forth in the Proxy Statement under "Market for Common Stock and Related Stockholder Matters - Stock Purchases by Affiliates" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      (d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the Proxy Statement under "The Special Meeting - Vote Required" is incorporated herein by reference.

      (e) Recommendations of Others. The information set forth in the Proxy Statement under "The Special Meeting - Recommendation of the Board of Directors," "Special Factors - Purpose of and Reasons for the Transaction," "Special Factors - Alternatives Considered," "Special Factors - Recommendation of the Board," and "Special Factors - Fairness of the Transaction," is incorporated herein by reference.


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

Item 13. Financial Statements.

      (a) Financial Information. The audited financial statements and unaudited interim financial statements are incorporated by reference in the proxy statement from the Company's Annual Report on Form 10-K for the year ended December 31, 2004, as amended by the Form 10-K/A filed by the Company for such year, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, which are annexed to the Proxy Statement. The information set forth in the Proxy Statement under "Financial Information," "Documents Incorporated by Reference," and "Where You Can Find More Information" is incorporated herein by reference.

      (b) Pro forma Information. The information set forth in the Proxy Statement under "Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under "Cost of Solicitation of Proxies" is incorporated herein by reference.

Item 15. Additional Information.

      The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

EXHIBIT INDEX

(a)(1) Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on December 14, 2005 is hereby incorporated herein by reference to the Proxy Statement.

(c)(1) Fairness opinion of Sanders Morris Harris Inc. dated October 14, 2005 is hereby incorporated by reference to Appendix C of Proxy Statement filed with the Securities and Exchange Commission on December 14, 2005.

(c)(2) Report of Sanders Morris Harris Inc. dated October 14, 2005.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2005                   REGENCY AFFILIATES, INC.


                                          By: /s/ Laurence S. Levy
                                              ----------------------------------
                                              Laurence S. Levy
                                              President, Chief Executive Officer
                                              and Chairman


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